U. S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                               SEC FILE NUMBER
                                                                     1 - 13589

                                                                  CUSIP NUMBER
                                                                   967575 10 1

      [X]   Form 10-K and Form 10-KSB
      [ ]   Form 20-F
      [ ]   Form 11-K
      [ ]   Form 10-Q and Form 10-QSB
      [ ]   Form N-SAR

                  For Period Ended:  March 31, 1995

      [ ]   Transition Report on Form 10-K
      [ ]   Transition Report on Form 20-F
      [ ]   Transition Report on Form 11-K
      [ ]   Transition Report on Form 10-Q
      [ ]   Transition Report on Form N-SAR

                  For the Transition Period Ended:  ________________________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 1 and 2 of
Part I.

Part I -- Registrant Information

                           The WideCom Group Inc.
           (Exact name of registrant as specified in its charter)

    55 City Center Drive, Suite 500, Mississauga, Ontario, Canada, L5B 1M3
             (Address of principal executive offices, zip code)

Part II -- Rules 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

      Although the Company's audited financial statements are complete for both its Indian and Canadian operations, the Company's auditors have indicated that the consolidation of those financial statements will require several days more than expected.

Part IV -- Other Information

      (1) Name and telephone number of person to contact in regard to this notification: Suneet S. Tuli, Executive Vice President, The WideCom Group Inc., 267 Matheson Blvd. East, Mississauga, Ontario, Canada L4Z 1X8; telephone number 905-712-0505.

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                          [X]   Yes       [ ]   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [ ]   Yes       [X]   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      THE WIDECOM GROUP INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 28, 1996                     By: /s/ WILLEM J. BOTHA
                                             ---------------------------------
                                             Willem J. Botha
                                             Chief Financial Officer